Filed Pursuant to Rule 433

Registration Statement No. 333-150719

September 24, 2008

FINAL TERM SHEET

UGI Utilities, Inc.

Issuer:	UGI Utilities, Inc.

Security:	6.375% Senior Notes due 2013

Size:	$108,000,000

Trade Date:	September 24, 2008

Settlement Date:	October 1, 2008 (T+5)

Maturity Date:	September 30, 2013

Interest Payment Dates:	March 30 and September 30, commencing March 30, 2009

Benchmark Treasury:	UST 3.125% due August 31, 2013

Benchmark Treasury Yield:	2.909%

Benchmark Treasury Price:	100-31+

Spread to Benchmark Treasury:	+ 346.6 bp

Yield:	6.375%

Coupon:	6.375%

Price to Public:	100%

Make-Whole Call:	T+50 bps

Ratings (Moody’s / Fitch)*:	A3/A

CUSIP:	902691 AF1

Joint Book-Running Managers:	Wachovia Capital Markets, LLC Citigroup Global Markets Inc. Credit Suisse Securities (USA) LLC

*	Ratings are as of September 22, 2008 and September 24, 2008, respectively. The securities ratings are made by the rating agencies and not the issuer or underwriters and a securities rating is not a recommendation by the rating agency, the issuer, or the underwriters to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Wachovia Capital Markets, LLC at 1-800-326-5897, Citigroup Global Markets Inc. at 1-877-858-5407, or Credit Suisse Securities (USA) LLC at 1-800-221-1037.